FREE WRITING PROSPECTUS

For: Mobile Global Esports Inc.

Issuer Free Writing Prospectus dated July 8, 2022

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 17, 2022 and

Registration Statement No. 333-261877

Attached is a graphic representation to be distributed to attendees of Mobile Global Esports Inc.’s planned roadshows in support of the public offering of its common shares pursuant to the registration statement set forth above:

Mobile Global Esports Inc.

By:	/S/ David Pross
David Pross, Chief Executive Officer

Esports in India July 8, 2022

#Esports the fastest growing sport in the world. #Mobile the fastest growing platform for gaming. #Under - 25 the fastest growing demographic for Esports.

MOGO! is an entertainment company in India focused on social engagement through Esports . Mobile Global Esports Inc ( MOGO! ) is expanding the Esports business created by Sports India in 2016. MOGO! creates live events in India focused on University students & is currently building an Esports platform to scale engagement and revenue opportunities .

Very few have successfully led a Fortune 100 company into India. CEO Dave Pross has done it twice ( PepsiCo & RJR Nabisco ). Gregory Butler, Anthony Rennert and Martha Chang comprise the team behind our technology. They have served as executives, consultants or worked with Samsung, SiriusXM, China Telecom, Siemens, Intel, Tata Communications and many others on technology, media and social engagement. SI’s team in India led by Sunny Bhandarkar, has been organizing live sports and Esports since 2016, developing the institutional knowledge and relationships that will be key to growth.

EXCLUSIVE AUDIENCE Through a licensing arrangement with MOGO! ’s parent company, SII, we hold the exclusive rights to the commercialization of University Esports including: 854 AIU Member Universities 73 EUSAI Member Universities For context, the 13 th and 31 st ranked AIU universities have roughly 850,000 students , with the entire collegiate system boasting over 37 MILLION students.

@MOGO! exclusive organizer of the only officially - sanctioned National Championship for University Esports in India. Esports events with over 632,000 unique viewers since January 2022. @MOGO! @MOGO! hosted 41* University Esports tournaments over the last 18 months . *Includes events hosted by SII

CUTTING EDGE TECHNOLOGY India has some of the least reliable internet in the world. Our partners at ZuCasa not only bring the technology to build a gaming platform with unique social, video and revenue features to market, they also have delivered its proprietary compression called EVE. EVE reduces video file size by 65% or more while keeping HD quality. We believe EVE will help to reduce MOGO!’s expenses while allowing us to reach more users.

8 Our monetization plan is based on standard approaches like advertising, in - app purchases & subscriptions, but also some that are specific to Esports: #In - Game Ads Projected $ 1.2 BILLION in India by 2025 #Video Game IP Honor of Kings & Peacekeeper Elite $1.5 BILLION each yearly revenue #Esports Team Owner Global Top 10 Team value averages $350 MILLION+

9 $250 MILLION 2019 $540 MILLION 2022 Team Solo Mid Valuation $3 MILLION 2013 $40 MILLION 2021 Top Tournament Prize Pools Top Chinese players earn $37 MILLION per year

Esports viewers worldwide= 1.2 BILLION It took Esports only 25 years to pass Rugby and American Football combined in worldwide viewership.

USER PROJECTIONS 2022: 1.3 MILLION 2023: 2.6 MILLION 2024: 6.5 MILLION 2025: 13 MILLION 2026: 19.6 MILLION Revenue Projections beginning 2023 Per Year Gross: $21.36 Per Year Net: $10.80 User Lifetime Value: $108 Per User

14% market share, revenue up 84% to $61 MILLION 2019 - 2021. Sold for $1 BILLION with less than 600,000 users , now has 9.5 MILLION. 21 Major Social Media sites launched BEFORE Facebook.

MOGO! leadership has been successful in India at the highest level. MOGO! Has access to difference - making technology. Esports is the fastest growing sports category in the world. India has the highest concentration of the key Esports demographic in the world. #1 #2 #3 #4

Management believe Esports is the next global wave. Esports combines the excitement of competitive sports , the shared experience of social media and the win - or - go - home challenge of gaming . MOGO! has already put on successful events, has contracted for the technology to build the business, has acquired exclusive access to a large market with favorable demographics, and has an experienced management team and a growing industry. Please join us as we build the MOGO! university Esports business in India .

Security Issuer Proposed Shares Offered Proposed Offering Size Mobile Global Esports, Inc. Ordinary Shares Proposed Price Per Share $6.00 - $6.75 1,000,000* $6,000,000* Proposed Trading Symbol MGAM Sole Bookrunning Manager/Underwriter Proposed Exchange The Nasdaq Capital Market WestPark Capital, Inc. * Assumes no exercise of the underwriters’ over allotment option to purchase up to 150,000 additional ordinary shares. Proposed Offering T erms

Cautionary Note Regarding Forward - Looking Statements This presentation contains forward - looking statements . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . Forward - looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital . They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology . In particular, these include statements relating to future actions, prospective products, market acceptance, future performance, results of current and anticipated products, sales efforts, expenses, and the outcome . These statements are based on our management’s expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information . These assumptions could prove inaccurate . Although we believe that the estimates and projections reflected in the forward - looking statements are reasonable, our expectations may prove to be incorrect .

Mobile Global Esports Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. (Filed on June 17, 2022, Registration Statement No. 333.261877). Before you invest, you should read the prospectus in that registration statement and other documents Mobile Global Esports Inc. has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the Company , any underwriter or any dealer participating in the offering will arrange to send you the p rospectus if you request it by calling toll - free 1 - 949 - 573 - 0628.